UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Maxcom Telecomunicaciones, S.A.B. de C.V.
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
57773A 508(1)
(CUSIP Number)
December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the American Depositary Shares ("ADSs") only. Each ADSs represents seven certificados de participacion ordinarios ("CPOs"), each of which currently represents thee shares Series A Common Stock.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pages 1 of 12 Pages

CUSIP No. 57773A 508	13G	Page 2 of 12 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Bank of America Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON:
CO

* See Item 4.

Pages 2 of 12 Pages

CUSIP No. 57773A 508	13G	Page 3 of 12 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BAS Capital Funding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON:
CO

Pages 3 of 12 Pages

CUSIP No. 57773A 508	13G	Page 4 of 12 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BankAmerica Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON:
CO

Pages 4 of 12 Pages

CUSIP No. 57773A 508	13G	Page 5 of 12 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: BASCFC-Maxcom Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON:
OO

Pages 5 of 12 Pages

CUSIP No. 57773A 508	13G	Page 6 of 12 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Fleet Growth Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
-0-
	6	SHARED VOTING POWER:
-0-
	7	SOLE DISPOSITIVE POWER:
-0-
	8	SHARED DISPOSITIVE POWER:
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0- (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%
12	TYPE OF REPORTING PERSON:
CO

Pages 6 of 12 Pages

Item 1(a)	Name of Issuer:

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Guillermo Gonzalez Camarena No. 2000

Colonia Centro de Ciudad Santa Fe

Mexico, D.F. 01210.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Bank of American Corporation ("Bank of American"), BAS Capital Funding Corporation ("BAS Capital"), BankAmerica Investment Corporation ("BAIC"), BASCFC-Maxcom Holdings I, LLC ("BASCFC"), and Fleet Growth Resources, Inc. ("FGR"), each a "Reporting Person" and, collectively, the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Bank of American, BAS Capital, BAIC and BASCFC is: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255

The address of the principal business office of FGR is: 231 South LaSalle Street, 12 Floor, Chicago, IL 60697.

Item 2(c)	Citizenship:

Each of Bank of American Corporation, BAS Capital, BAIC, BASCFC, Nexus-Maxcom Holdings and FGR is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Series A Common Stock (the "Series A Common Stock").

Item 2(e)	CUSIP No.:

57773A 508

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Pages 7 of 12 Pages

Item 4	Ownership:

None of BAS Capital, BAIC, BASFC or FGR is the direct or indirect beneficial owner of shares of Series A Common Stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) is the direct beneficial owner of 203 shares of Series A Common Stock, or approximately 0.0% of the total outstanding Series A Common Stock. MLPFS is wholly-owned by NB Holdings Corporation (“NBH”). The shares of Series A Common Stock beneficially owned by MLPFS may be deemed to be beneficially owned indirectly by Bank of America, the direct parent corporation of NBH.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

Pages 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

BANK OF AMERICA CORPORATION

By: /s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

BAS CAPITAL FUNDING CORPORATION

By: /s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

BANKAMERICA INVESTMENT CORPORATION

By: /s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

BASCFC-MAXCOM HOLDINGS I, LLC

By: BAS Capital Funding Corporation
Its: Manager

By: /s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

FLEET GROWTH RESOURCES, INC.

By: /s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

Pages 9 of 12 Pages

SCHEDULE 13G/A

Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

Pages 10 of 12 Pages